Via Facsimile and U.S. Mail
Mail Stop 4720

June 2, 2009

Mr. Monte B. Tobin
Mach One Corporation
President, Chief Financial Officer
(Principal Financial Officer)
974 Silver Beach Road
Belgium, WI 53004

> **Re: Mach One Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 29, 2009**
> **File No. 333-146744**

Dear Mr. Tobin:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant